Clifton Star drills 173.5 m of 0.98 g/t Au at Beattie

2009-09-17 07:47 ET - News Release
Shares issued 23,046,046
CFO Close 2009-09-16 C$ 2.10

Mr. Harry Miller reports

CLIFTON STAR DELINEATES BROAD ZONES OF GOLD AT THE BEATTIE DEPOSIT, DUPARQUET TOWNSHIP, QUEBEC

Clifton Star Resources Inc. has released recent assays obtained from the extended core sampling program at the Beattie gold deposit demonstrate the presence of broad zones hosting lower-grade gold that may be amenable to large-scale, open-pit mining methods.

    HIGHLIGHTS OF EXTENDED CORE SAMPLING PROGRAM FOR BEATTIE DEPOSIT

Drill hole	After -- new intervals (0.4 g/t Au cut-off)	Before -- corresponding old intervals (two g/t Au cut-off, minimum width two metres)

B08-84	173.5 m at 0.98 g/t Au	7.0 m at 4.09 g/t Au & 14.0 m at 4.02 g/t Au
B08-83	100.3 m at 1.17 g/t Au	10.0 m at 2.71 g/t Au & 8.0 m at 4.95 g/t Au
B08-47	15.5 m at 1.00 g/t Au	No historical interval
B08-27	43.85 m at 0.51 g/t Au	No historical interval
B08-27	37.80 m at 1.30 g/t Au	10.9 m at 2.24 g/t Au
B08-07	40.33 m at 0.81 g/t Au	2.83 m at 3.94 g/t Au
B93-03	53.02 m at 1.10 g/t Au	2.73 m at 3.00 g/t Au; 4.10 m at 2.44 g/t Au; 2.42 at 2.46 g/t Au

The data from these 16 drill holes, including the six holes highlighted above, are presented in the attached table.

Harry Miller, president of Clifton Star Resources, commented as follows: "We are pleased that this first batch of assays from the old core continues to confirm our belief that broad and extensive zone of approximately one gram per tonne (g/t) gold may occur at our Beattie, Donchester, Central Duparquet and Dumico gold deposits. It is remarkable that the new intervals are typically four to five times wider than the higher-grade gold zones previously reported. At a minimum, these broader gold zones should add substantial tonnage and ounces to the project. If spatial continuity can be demonstrated for these new and wider zones, then these zones may be amenable to low-cost, open-pit mining similar to the Canadian Malartic deposit located nearby.

"More samples from the old core are currently being prepared and shipped to the assay lab. We will continue to report the results from this program as assays arrive in the weeks ahead."

Rationale for the extended core sampling program

Historical mining at the Beattie, Donchester, Central Duparquet, Duquesne and Dumico deposits yielded large quantities of gold from high-grade veins using traditional underground mining methods. At least four major vein systems or zones are present: the North, South, RW and RS. In the past, geologists submitted for assay only those portions of the drill holes cutting these four major zones, leaving the remainder of the drill core unsplit and unsampled. It is estimated that more than 80 per cent of all core drilled at the Beattie-Donchester-Central Duparquet-Dumico went unsampled.

In the past few years it has been demonstrated at a few gold projects in Eastern Canada that significant tonnages of lower-grade material may occur near or about the known narrow veins that were mined in the past. The premier example is the Canadian Malartic project, owned and operated by Osisko Mining. Recently Clifton Star geologists and independent mining analysts have recognized that the Beattie-Donchester-Central Duparquet-Dumico and the Canadian Malartic deposits share key geological similarities, leading to the tentative conclusion that the Beattie-Donchester-Central Duparquet-Dumico may also host important lower-grade gold zones surrounding the higher-grade veins structures. Review of the historical assay data pertaining to the Beattie-Donchester-Central Duparquet-Dumico deposits has confirmed this possibility. In June of this year Clifton Star began an extensive program to assay the previously unsampled core drilled since 1987 as a means to evaluate further the possibility for substantial zones of lower-grade gold similar to those found at Canadian Malartic.

Current progress of the extended core sampling program

Clifton Star is working with the engineering firm of Scott-Wilson-Roscoe-Postle Associates Inc. and Peter Bevan, PEng, regarding the selection of the specific cores for extended sampling. Samples are now being submitted to analytical labs on a daily basis. It is estimated that the present extended sampling program will require another six weeks to complete.

Clifton Star will be commissioning an updated National Instrument 43-101 resource estimate for the Beattie-Donchester-Central Duparquet-Dumico-Duquesne deposits upon completion of the extended core sampling program. It is anticipated that this updated report will provide the first look at a shallow resource that may be amenable to large-scale, open-pit mining methods.

COMPARISON OF NEW VERSUS HISTORICAL DRILL-HOLE INTERCEPTS, BEATTIE DEPOSIT

Hole	From (m)	To (m)	Length (m)	Au (g/t)	From (m)	To (m)	Length (m)	Au (g/t)	Sec- tion	Zone

B87-20	27.10	198.12	171.02	1.77	75.74	150.82	75.08	3.01	060E	North
					189.28	195.07	5.79	3.32		North
B88-48	47.34	128.02	80.68	3.55	50.30	110.34	60.04	4.51	120E	North
B93-03	55.48	108.50	53.02	1.10	62.80	65.53	2.73	3.00	200E	South
					84.29	88.39	4.10	2.44		South-C
					99.99	102.41	2.42	2.46		South-D
B98-01	234.00	258.20	24.20	1.48	234.00	239.10	5.10	3.90	500E	South
					254.60	258.20	3.60	2.25		South
B08-03	119.50	149.30	29.80	1.55	122.70	131.20	8.50	3.80	840E	South
B08-07	82.10	122.43	40.33	0.81	118.74	121.57	2.83	3.94	150E	South
B08-16	63.15	91.60	28.45	5.61	63.15	83.50	20.35	7.58	750E	South
B08-21	6.85	16.50	9.65	1.38	6.85	8.60	1.75	4.96	925E	South
B08-27	7.65	51.50	43.85	0.51	No Historical Interval				615E	South
					174.20	185.10	10.90	2.24		South
B08-45	234.20	332.00	97.80	1.97	236.70	242.70	6.00	3.01	545E	South
					254.00	267.45	13.45	5.23		South-C
					312.25	316.20	3.95	7.91		South-D
B08-47	306.00	321.50	15.50	1.00	No Historical Interval				615E	South
B08-67	316.50	335.00	18.50	1.75	331.00	335.00	4.00	5.74	610E	RW
B08-72	133.00	169.00	36.00	5.26	144.00	166.00	22.00	7.84	1425E	South
B08-78	88.75	127.30	38.55	4.53	88.75	112.00	23.25	6.74	1310E	South
B08-83	30.00	130.30	100.30	1.17	40.00	50.00	10.00	2.71	300E	South
				72.00	80.00	8.00	4.95			South- C,D
B08-84	47.00	220.50	173.50	0.98	47.00	54.00	7.00	4.09	230E	South
					80.00	94.00	14.00	4.02		South- C,D
	Avg				Avg
	(n equals 17)		58.76	1.90	(n equals 23)		13.69	4.34

Average grades are weighted by interval lengths.

The true widths are estimated at approximately 70 per cent to 80 per cent of the core lengths on average. Scott-Wilson-Roscoe-Postle Associates has been overseeing the QA/QC program since February, 2009, and the Clifton Star geologists have been following the protocols suggested by Roscoe-Postle. Cores are sawed in half and one-half of the cores are bagged and sent to either ALS Chemex Chimitec of Val d'Or, Que., Technilab of St. Germaine, Que., or Expert Labs of Rouyn-Noranda, Que. Samples are delivered on a daily basis directly to the labs by authorized Clifton Star personnel or by lab personnel. The samples are assayed using fire assay with either AA or gravimetric finish (50-gram samples). Any assays over three g/t Au are assayed using gravimetric finish. At least 5 per cent of the pulps and 5 per cent of the rejects are sent as check samples to another lab. At least 10 per cent of the samples are blanks or certified reference standards. Approximately 2 per cent of the core samples are being quartered and sent as check samples. Clifton Star continues to follow the strict protocols as suggested by Roscoe-Postle to assure good quality sampling and assay results in keeping with the regulatory reporting requirements.

Current National Instrument 43-101 resource estimate

Clifton Star announced in Stockwatch on Sept. 8, 2009, an updated National Instrument 43-101 resource estimate by Peter Bevan, PEng, for the Beattie and Donchester deposits. These resources were calculated without the benefit of the results of the extended core sampling program described above. As a result, the resources shown below consist mostly of mineralized rock confined to the North, South and RW vein structures.

             NATIONAL INSTRUMENT-43-101-COMPLIANT RESOURCE

                ESTIMATE USING ONE G/T AU CUT-OFF GRADE

Resource category	Metric tonnes	Grade (g/t Au)	Contained ounces gold

Beattie deposit (North, South and RW zones)

Measured	119,569	3.78	14.533
Indicated	2,696,841	3.21	278,356
Measured plus indicated	2,816,410	3.23	292,888
Inferred	6,347,090	3.36	685,731

Donchester deposit (North and south zones)

Indicated	323,397	5.08	52,825
Inferred	11,705,304	2.79	1,050,090

These resources do not include future potential tonnages and gold ounces that may exist at the Central Duparquet, Duminco and Duquesne deposits,  nor the potential tonnages and gold ounces that may be contained in the  tailings facility.

Qualified person

Fred Archibald, OGQ, vice-president of exploration of Clifton Star Resources, PGeo, and a qualified person as defined by National Instrument 43-101, has reviewed and approved the information contained in this release.

We seek Safe Harbor.